SEC 06050938 .ISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-32482

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING _____01/01/05_____ AND ENDING _____12/31/05_____
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: *Securities*
   Credit Suisse Asset Management ~~Securuties~~, Inc.
ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

OFFICIAL USE ONLY
FIRM I.D. NO.

   466 Lexington Avenue
(No. and Street)

New York   New York   10017
(City)   (State)   (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
   Thomas Gordon, CFO   212-712-7582
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

   KPMG LLP
(Name – *if individual, state last, first, middle name*)

345 Park Avenue   New York   New York   10154
(Address)   (City)   (State)   (Zip Code)

PROCESSED

NOV 03 2006

THOMSON
FINANCIAL

CHECK ONE:
☒ Certified Public Accountant
☐ Public Accountant
☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

11/3

OATH OR AFFIRMATION

I, ___Thomas Gordon_____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

_____ , as

of ___December 31_____ , 20 _05____ , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____

_____

_____

_____
Signature

CFO - AMERICA
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce, to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities E xchange Act o f 1 934 a nd r elated r egulations, and t hat practices a nd procedures t hat d o n ot accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the C ompany's practices a nd procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, the National Association of Securities Dealers, Inc. and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

KPMG LLP

February 28, 2006



CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2005

(With Independent Auditors' Report Thereon)

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

December 31, 2005

Table of Contents



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

We have audited the accompanying statement of financial condition of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.) as of December 31, 2005 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This statement of financial condition is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the statement of financial condition. An audit includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the statement of financial condition referred to above presents fairly, in all material respects, the financial position of Credit Suisse Asset M anagement Securities, Inc. as of December 31, 2005, in conformity with U.S. generally accepted accounting principles.

KPMG LLP

February 28, 2006

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

Statement of Financial Condition

December 31, 2005

Assets

Cash and cash equivalents	$	11,460,856
Sub-administrative fees receivable		306,577
Distribution fees receivable		459,606
Deferred tax asset		251,624
Due from other Credit Suisse related entities		1,191,293
Prepaid expenses and other assets		85,317
Total assets	$	13,755,273

Liabilities and Stockholder's Equity

Accounts payable and accrued expenses	$	934,319
Due to other Credit Suisse related entities		3,681,319
Total liabilities		4,615,638
Common stock, $1 par value; 100 shares authorized;		
10 shares issued and outstanding		10
Additional paid-in capital		485,990
Retained earnings		8,653,635
Total stockholder's equity		9,139,635
Total liabilities and stockholder's equity	$	13,755,273

See accompanying notes to statement of financial condition.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

Notes to Statement of Financial Condition

December 31, 2005

(1) Organization and Summary of Significant Accounting Policies

Credit Suisse Asset Management Securities, Inc. (the Company) is a wholly owned subsidiary of CSAM Americas Holding Corp. (CSAM AH) and an indirect wholly owned subsidiary of Credit Suisse Group (the ultimate parent). The Company was incorporated in August 1984 under the laws of New York State.

The Company is registered as a broker-dealer with the Securities and Exchange Commission (the SEC) and is a member of the National Association of Securities Dealers, Inc. The Company does not carry customer accounts or perform custodial functions related to customer securities. Accordingly, the Company is exempt from SEC Rule 15c3-3.

The Company is the distributor for the Credit Suisse mutual funds (the Funds). As such, the Company receives distribution fees and commissions for the distribution and sale of these Funds. Distribution fees are earned on these Funds, which have adopted "12b-1" plans and are based on the average daily net assets of such mutual funds. The Company also acts as sub-administrator to these Funds and as such, receives sub-administrative fees, which are calculated based on the average daily net assets of such funds. In addition, the Company earns referral and placement fees for serving as a placement agent for various private investment funds. Placement fees are charged to new investors and are based upon their respective capital commitments. Service fees are charged to an affiliate for selling funds managed by the affiliate.

Fees are recognized as earned and expenses are recognized on the accrual basis.

The preparation of a statement of financial condition in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statement. Actual results could differ from those estimates.

(2) Related Party Transactions

The Company pays an administrative fee to its affiliate, Credit Suisse Asset Management, LLC (CSAM, LLC), for various accounting, administrative and corporate services.

The Company's sub-administrative and distribution fees are obtained from affiliated mutual funds.

At December 31, 2005, the Company's cash and cash equivalents included investments of $3,487,009 in money market mutual funds managed by CSAM, LLC.

Servicing fees are net of amounts owed to the distributors pertaining to certain distribution services performed by these distributors. Both the servicing fees and distribution fees are calculated as a percentage of the average monthly holdings of the funds. As none of the amounts earned during the year have been paid, the full amount of the net servicing fees is included in amounts due from other Credit Suisse related entities on the accompanying statement of financial condition. Due to other Credit Suisse related entities consists primarily of amounts due for taxes and general and administrative expenses.

CREDIT SUISSE ASSET MANAGEMENT SECURITIES, INC.
(A Wholly Owned Subsidiary of
CSAM Americas Holding Corp.)

Notes to Statement of Financial Condition

December 31, 2005

(3) Net Capital

The Company is subject to the SEC's Uniform Net Capital Rule (Rule 15c3-1), which requires the maintenance of minimum net capital, as defined. Rule 15c3-1 also requires that the ratio of aggregate indebtedness, as defined, to net capital shall not exceed 15 to 1. The Rule also requires that equity capital may not be withdrawn or cash dividends paid if the Company's resulting aggregate indebtedness to net capital ratio would exceed 10 to 1. At December 31, 2005, the Company had net capital of approximately $6,775,000 which was $6,467,769 in excess of required net capital. The Company's aggregate indebtedness to net capital ratio was .68 to 1 at December 31, 2005.

Under certain conditions, capital withdrawals and dividends are subject to prior approval by the SEC.

(4) Income Taxes

The Company accounts for income taxes in accordance with Statement of Financial Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*, which prescribes the asset and liability approach to accounting for income taxes. The asset and liability approach requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of temporary differences between the carrying amount and the tax basis of assets and liabilities.

The Company is included in the consolidated federal income tax return of Credit Suisse First Boston, Inc. (CSFB), a direct subsidiary of Credit Suisse Group. CSFB allocates federal income taxes to its subsidiaries on a separate return basis, pursuant to a tax sharing arrangement. State and local taxes are computed on a separate return basis. Tax credits and tax benefit carryforwards are recorded only to the extent they could be used currently or in the future to reduce consolidated federal tax expense.

Due to other Credit Suisse related entities, in the statement of financial condition, includes $423,374 of federal income taxes payable to CSFB and $213,385 of state income taxes payable to a CSAM affiliate which have not yet been settled at December 31, 2005.

Included within the statement of financial condition as of December 31, 2005 is a deferred tax asset of $251,624 primarily related to federal and state net operating losses of $188,153 and a reserve for future expenses in the amount of $70,000. The Company's federal and state net operating loss carryforwards of $234,563 and $1,174,484, respectively, begin to expire in 2024. The Company has not recorded a valuation allowance for deferred tax assets as management believes that the realization of the recognized deferred tax asset at December 31, 2005 is more likely than not; based on anticipated future taxable income and tax planning strategies that would, if necessary, be implemented. However, if estimates of future taxable income are reduced, the amount of the deferred tax asset considered realizable could also be reduced.

(5) Contingencies

From time to time the company is a defendant or co-defendant in litigation matters in the ordinary course of business activity. Although there can be no assurance, the company believes, based on information currently available, that the ultimate resolution of these legal proceedings would not be likely to have a material adverse effect on the financial condition of the Company.

4



KPMG LLP
345 Park Avenue
New York, NY 10154

Independent Auditors' Report
on Internal Control Pursuant to SEC Rule 17a-5

The Board of Directors
Credit Suisse Asset Management Securities, Inc.:

In planning and performing our audit of the financial statements and supplemental information of Credit Suisse Asset Management Securities, Inc. (the Company) (a wholly owned subsidiary of CSAM Americas Holding Corp.) for the year ended December 31, 2005, we considered the Company's internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (the SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures followed by the Company that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customer as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates, and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with U.S. generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

5

KPMG LLP, a U.S. limited liability partnership, is the U.S.
member firm of KPMG International, a Swiss cooperative.